FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2006

HOLMES FINANCING (No 9) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 9) PLC
Profit & Loss Account
Period Ended 17 July 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	43,828	52,741
Interest receivable - Cash collateral		1
Interest receivable - Cash deposits	43,828	52,742

	(43,828)	(52,741)
Interest payable - Notes	(43,828)	(52,741)
Interest payable - CSFB
	-	1

Net operating income	(47)	64

Fair value derivative	(47)	65
Operating expenses
	14	(19)
Profit on ordinary activities before taxation
	(33)	46
Taxation
	-	-
Profit on ordinary activities after taxation
	(258)	(304)
Dividend
	(291)	(258)
Retained profit brought forward	(304)	-

Retained profit carried forward	(258)	(304)

Holmes Financing (No. 9) PLC
Balance Sheet
Period Ended 17 July 2006

	£'000	£'000

Fixed asset investments
Loans to Funding		3,796,807

Current assets
Deferred Tax	128
Cash at bank	14
	142

Creditors: Amounts falling due within one year
Fair value derivative	420
Accrued interest payable	420

Net current assets		(278)

Total assets less current liabilities		3,796,529

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(3,796,807)
Net assets		(278)

Capital and reserves
Share capital		13
Reserves		(291)
		(278)

Holmes Financing (No. 9) PLC
Notes Outstanding
Period Ended 17 July 2006

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638SAA69	US$	1 month USD Libor
Series 2 Class A	US43638SAB43	US$	3 month USD Libor
Series 3 Class A1	XS0200691805	EUR	3 month Euribor
Series 3 Class A2	XS0200691987	GBP	3 month Sterling Libor
Series 4 Class A	XS0200692019	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	December 2006	December 2006	-3	N/A
Series 2 Class A	October 2010	October 2008	6	12
Series 3 Class A1	October 2010	April 2010	10	20
Series 3 Class A2	October 2010	April 2010	9	18
Series 4 Class A	October 2010	July 2010	9	18

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	15-Aug-2006	P-1	A-1+	F1+
Series 2 Class A	Quarterly	16-Oct-2006	Aaa	AAA	AAA
Series 3 Class A1	Quarterly	16-Oct-2006	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	16-Oct-2006	Aaa	AAA	AAA
Series 4 Class A	Quarterly	16-Oct-2006	Aaa	AAA	AAA

Holmes Financing (No. 9) PLC
Notes Outstanding
Period Ended 17 July 2006

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,740,000,000	$1,740,000,000	$0	$1,740,000,000
Series 2 Class A	$2,175,000,000	$2,175,000,000	$0	$2,175,000,000
Series 3 Class A1	€740,000,000	€740,000,000	€0	€740,000,000
Series 3 Class A2	£400,000,000	£400,000,000	£0	£400,000,000
Series 4 Class A	£600,000,000	£600,000,000	£0	£600,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Deutsche		Aa3 and P-1 / A-1+ / AA- and F1+	below A1 or P-1 / A-1+ / A+ or F1
Series 2 Class A	Deutsche		Aa3 and P-1 / A-1+ / AA- and F1+	below A1 or P-1 / A-1+ / A+ or F1
Series 3 Class A1	Deutsche		Aa3 and P-1 / A-1+ / AA- and F1+	below A1 or P-1 / A-1+ / A+ or F1
Series 3 Class A2	GBP - n/a
Series 4 Class A	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period Ended 17 July 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	168,695	188,418
Interest receivable - Cash Deposits	23,129	9,853
Gain/(Loss) on fair value of interest rate swap	17,572	5,474
	209,396	203,745

Interest payable - Inter-company loans	(174,005)	(185,907)
Interest payable - Start up loans	-	-
	(174,005)	(185,907)

Net operating income	35,391	17,839

Other income	6,265	7,003
Provisions	(679)	816
Expenses	(4,180)	(4,595)
Start up costs amortisation	(1,595)	(1,537)
Deferred consideration	(17,630)	(14,053)

Profit/(loss) on ordinary activities before taxation	17,572	5,474

Taxation	(5,272)	(1,662)

Profit/(loss) on ordinary activities after taxation	12,300	3,813

Dividend	-	-

Retained profit/(loss) brought forward	(13,278)	(17,090)

Retained profit/(loss) carried forward	(978)	(13,278)

Holmes Funding Limited
Balance Sheet
Period Ended 17 July 2006

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		10,897,810
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		(1,606)

Current assets
Amounts owed by Trustee	95,675
Deferred expenditure (costs of securing)	7,272
Sundry debtors	25
Deferred taxation / group relief receivable	502
Cash at bank:
Reserve funding	264,000
Transaction account	1,875
Funding GIC account	1,492,455
	1,861,804

Creditors: Amounts falling due within one year
Deferred consideration creditor	53,532
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	310,285
Corporation Taxation	40
	363,857

Net current assets		1,497,947

Total assets less current liabilities		12,394,151

Creditors: Amounts falling due after more than one year
Inter-company loans		(12,395,129)
Start up loans		-

Net assets		(978)

Capital and reserves
Share capital (£2)		-
Reserves		(978)
		(978)

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 17 July 2006

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			1,438,426

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	264,000		-	-

Initial closing reserve funds	338,000		-	70,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	(74,000)		-	(60,000)
Closing reserve balance	264,000		-	10,000

Target reserve funds	264,000		-	10,000

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 17 July 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	402,281	388,044
Interest receivable - Cash Deposits	6,616	6,301
	408,897	394,345

Interest payable - Mortgages	(402,281)	(388,044)
Interest payable - Cash Deposits	(6,616)	(6,301)
	(408,897)	(394,345)

Net operating income	-	-

Fees receivable	8,359	8,006
Fees payable	(8,359)	(8,006)

Operating expenses	(4,508)	(4,767)
Provision charges	(1,874)	(4,517)
Other income	6,382	9,284

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 17 July 2006

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,654,926

Current assets
Bank interest receivable	1,210
Cash at bank	371,709
Amounts due from Seller	31,305
Other debtors
Accrued interest receivable	63,160
	467,384

Creditors: Amounts falling due within one year
Amounts due to Funding	95,675
Sundry creditors	-
	95,675

Net current assets		371,709

Total assets less current liabilities		30,026,635

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(18,757,116)
Funding share of mortgage loans		(10,897,810)

Seller share of cash at bank		(371,709)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 9) PLC

Dated: 15th August 2006	By / s / Jessica Petrie
(Authorised Signatory)